EXHIBIT 99.1
                                                                   ------------


                                                                 20 AUGUST 2002


                                       WPP
                                       ---
                              2002 INTERIM RESULTS
                              --------------------

          Revenue down almost 2% to $2.83 billion ((pound)1.96 billion)
          -------------------------------------------------------------
                         Constant currency revenues flat
                         -------------------------------
  Profit before tax, goodwill and impairment down almost 17% to $303.8 million
  ----------------------------------------------------------------------------
                             ((pound)210.4 million)
                             ----------------------
          Diluted headline earnings per share down 12% at 19.1c (13.2p)
          ------------------------------------------------------------
          Interim ordinary dividend up 20% to 2.50c (1.73p) per share
          -----------------------------------------------------------


..       Revenue down almost 2% to $2.83 billion ((pound)1.96 billion) and flat in constant currencies

..       Profit before interest, tax, goodwill and impairment down almost 11% to
        $366.7 million ((pound)253.9 million) and down over 9% in constant currencies

..       Operating margin pre-goodwill and impairment of 13.0%

..       Profit before tax, goodwill and impairment down almost 17% to $303.8 million ((pound)210.4 million) and down over 15% in constant currencies

..       Diluted headline earnings per share down 12% to 19.1c (13.2p) from 21.6c
        (15.0p) and down 7% in constant currencies

..       Interim ordinary dividend up 20% to 2.50c (1.73p) per share

..       Net new business billings of almost $1.8 billion ((pound)1.2 billion).
        Ranked number two advertising and marketing services group for the first five months of 2002

                                                                     WPP/page 2

Summary of Results
------------------

The Board of WPP announces its results for the six months ended 30 June 2002, which reflect the continuing difficult economic conditions, particularly in the United States.

Turnover was down 2.0% to $12.7 billion ((pound)8.78 billion) in the first six months of 2002.

Reportable revenue down 1.9% at $2.83 billion ((pound)1.96 billion). On a constant currency basis revenue was flat compared with last year. Excluding all acquisitions, constant currency revenues were down over 8%.

Profit before interest, tax, goodwill and impairment was down 10.8% to $366.7 million ((pound)253.9 million) from $409.9 million ((pound)284.7 million) and down 9.4% in constant currencies.

Pre-goodwill and impairment, reported operating margins fell to 13.0% from 14.3%. On the same basis, before short-term and long-term incentives, operating margins fell to 14.4% from 16.3%. Short and long-term incentives amounted to $39 million ((pound)27 million) or 9.8% of operating profits before bonus and taxes.

The Group's staff cost to revenue ratio, including severance costs, improved 0.1 margin points to 57.0% in the first half of 2002, compared with the same period last year. On a like-for-like basis the average number of people in the Group was 50,909 in the first half of the year, compared to 56,134 in 2001, a decrease of over 9%. On a like-for-like basis, the total number of people in the Group at the half-year end was 50,582, compared to 52,238 at the end of 2001, a decrease of over 3% and compared to 55,393 in June 2001, a decrease of almost 9%.

Net interest payable and similar charges (including a notional charge of $3.6 million ((pound)2.5 million) for FRS17) increased to $62.8 million ((pound)43.5 million) from $46.2 million ((pound)32.1 million), reflecting lower interest rates more than offset by the impact of share repurchases and acquisitions.

Reported profit before tax fell by almost 30% to $250.8 million ((pound)173.7 million) from $356.8 million ((pound)247.8 million). In constant currency pre-tax profits fell by over 29%.

The tax rate on profit on ordinary activities, before impairment, reduced to 27% compared with 30% last year, reflecting the impact of further improvements in tax planning.

Profits attributable to ordinary share owners fell by over 31% to $165.1 million ((pound)114.3 million) from $240.9 million ((pound)167.3 million).

                                                                     WPP/page 3

Diluted earnings per share before goodwill and impairment, or headline earnings per share, fell 12.0% to 19.1c (13.2p) from 21.6c (15.0p). In constant currency, earnings per share on the same basis fell 7%.

The Board declares an increase of 20% in the interim ordinary dividend to 2.50c (1.73p) per share. The record date for this interim dividend is 13 September 2002, payable on 18 November 2002.

Further details of WPP's financial performance are provided in Appendix I (in sterling) and Appendix II (in euros).

As indicated previously, WPP intends to expense the cost of executive options in its income statement. Under United Kingdom GAAP, there is no clear guidance on how this can be implemented. However, Note 13 in Appendix I details the impact of expensing executive options using a Black Scholes valuation model and applying United States transitional guidelines contained in FAS 123. On this basis, executive options issued would only be expensed from the beginning of this year. As few options have been granted over the first half of this year, the resulting reduction in headline earnings per share would be less than 1%. Fully expensing all executive options granted over the last three years would reduce headline earnings per share by approximately 5% to 18.2c (12.6p). Appendix III shows a pro-forma unaudited income statement for the first half of 2002, on the basis of adopting United States transitional guidelines.

Review of Operations
--------------------

Revenue by Region
-----------------

The pattern of revenue growth differed regionally. The table below gives details of the proportion of revenue and revenue growth (on a constant currency basis) by region for the first six months of 2002:

Region                          Revenue as a %          Revenue growth%
                                of total Group               02/01

North America                        44.7                    - 6.3
United Kingdom                       16.3                      3.9
Continental Europe                   22.7                      7.6
Asia Pacific, Latin
America, Africa & Middle
East                                 16.3                      3.3
                                      ---                    -----
TOTAL GROUP                           100                    - 0.3
                                      ---                    -----


As can be seen, North America has been most affected by the recession, with Continental Europe least affected. The United Kingdom and Asia Pacific, Latin America, Africa and the Middle East have also been less affected, although Latin America has become more so recently, given instability in Argentina.

                                                                     WPP/page 4

Net new business billings of almost $1.8 billion ((pound)1.2 billion) were won in the first half of the year. The Group was ranked second for net new business gains in the latest available Credit Suisse First Boston survey for the first five months of 2002.

Revenue by Communications Services Sector and Brand
---------------------------------------------------

The pattern of revenue growth varied by communications services sector and company brand. The table below gives details of the proportion of revenue and revenue growth by communications services sector (on a constant currency basis) for the first six months of 2002:

Communications                      Revenue as a           Revenue growth%
Services                          % of total Group              02/01

Advertising, Media
Investment
Management                              45.8                      0.5
Information &
Consultancy                             15.3                      6.8
Public Relations &
Public Affairs*                         11.8                    -11.2
Branding & Identity,
Healthcare & Specialist
Communications                          27.1                      0.1
                                        ---                     -----
TOTAL GROUP                             100                     - 0.3
                                        ---                     -----

* The revenue figures submitted to the O'Dwyer Report reflect some public relations income which is included here in advertising and media investment management, and branding and identity, healthcare and specialist communications. Total public relations and public affairs revenues fell over 13% to $361.5 million.


As can be seen, public relations and public affairs have continued to be most affected by the recession. Advertising and media investment management and branding and identity, healthcare and specialist communications have been less affected and information and consultancy continues to be least affected.

Advertising and Media Investment Management
-------------------------------------------

On a constant currency basis, combined revenue at Ogilvy & Mather (including OgilvyOne), J Walter Thompson Company, Y&R Advertising, Red Cell, MindShare and mediaedge:cia fell by over 2%, with operating margins down.

These businesses generated net new business billings of $1.3 billion ((pound)884 million).


Information and Consultancy
---------------------------

The Group's information and consultancy businesses continued their growth, despite global economic conditions, with revenues increasing by almost 7%, but operating margins were down, as the recession started to have some impact.

                                                                     WPP/page 5

Public Relations and Public Affairs
-----------------------------------

In constant currencies, the Group's public relations and public affairs revenues fell by over 11%. The continuing recession has affected this sector the most, particularly in the United States, reflecting the slowdown in technology, media and telecommunications in particular. Operating margins, however, began to improve.

Branding and Identity, Healthcare and Specialist Communications
---------------------------------------------------------------

The Group's branding and identity, healthcare and specialist communications revenues were up slightly over last year with operating margins down over one margin point. Particularly good performances were registered by several companies in this sector in the first half, including, in promotion and direct marketing by EWA, High Co, Imaginet, Mando Marketing, Maxx Marketing, The Grass Roots Group and VML; in branding and identity by CB'a and MJM Creative; in healthcare by CommonHealth; and in specialist marketing services by Forward, The Bravo Group and The Geppetto Group.

Cashflow and Balance Sheet
--------------------------

A summary of the Group's cashflow statement and balance sheet and notes as at 30 June 2002 are provided in Appendices I and II.

In the first half of 2002, operating profit was $290 million ((pound)201 million), depreciation, amortisation and impairment $139 million ((pound)96 million), interest paid $62 million ((pound)43 million) and tax paid $64 million ((pound)44 million). This resulted in net cash generation of $303 million ((pound)210 million) for the first six months of 2002, (excluding a comparative improvement in working capital) compared to $367 million ((pound)255 million) in the comparable period last year. The Group invested $49 million ((pound)34 million) in capital expenditure, $290 million ((pound)201 million) (of which $159 million ((pound)110 million) was for initial acquisition payments and $65 million ((pound)45 million) was for earnout payments and the balance related to prior year loan note redemptions) in net cash acquisition payments and investments and $98 million ((pound)68 million) in share repurchases and dividends, a total outflow of $438 million ((pound)303 million).

For the twelve months ended 30 June 2002 the net cash generation was $667 million ((pound)462 million) which was invested in capital expenditure of $130 million ((pound)90 million), cash acquisition payments and investments of $900 million ((pound)623 million) and share repurchases and dividends of $209 million ((pound)145 million), a total expenditure of $1,239 million ((pound)858 million). Net debt averaged $1,694 million ((pound)1,173 million) for the twelve months ended 30 June 2002, versus $848 million ((pound)589 million) for the comparable period ended 30 June 2001. Primarily due to acquisition payments last year, on 30 June 2002 net bank borrowings were $1,772 million ((pound)1,160 million), against $875 million ((pound)620 million) on 30 June 2001.

                                                                     WPP/page 6

The Board continues to examine ways of deploying the Group's substantial cashflow of approximately $578 million to $722 million ((pound)400 million to (pound)500 million) per annum to enhance share owner value given that interest cover remains strong at over five times. As necessary capital expenditure normally approximates to 1-1.2x the depreciation charge, the Company has continued to concentrate on examining possible acquisitions or returning excess capital to share owners in the form of dividends or share buy-backs.

In the first half of 2002, acquisitions have been completed in advertising and media investment management in the United Kingdom, China and Finland; in information and consultancy in the United States, Ireland and Thailand; in public relations and public affairs in Australia, Japan and Taiwan; in sports marketing in Germany.

In addition to increasing the interim dividend by 20% to 2.50c (1.73p) per share, at a total cost of $28.9 million ((pound)20.0 million) compared to $23.6 million ((pound)16.4 million) last year, the Company has continued its rolling share buy-back programme in the first half of the year by repurchasing 10.75 million shares at an average price of $9.13 ((pound)6.32) per share and total cost of $98 million ((pound)68 million). The Company's objective remains to buy-back approximately $217 million - $289 million (((pound)150 million - (pound)200 million) of shares each year, currently equivalent to 3-3 1/2% of the ordinary share capital.

Client Developments in the First Half of 2002
---------------------------------------------

Including associates, the Group currently employs over 64,000 full-time people in over 1,400 offices in 103 countries. It services over 300 of the Fortune Global 500 companies, over one-half of the Nasdaq 100, over 30 of the Fortune e-50, and approximately 333 national or multi-national clients in three or more disciplines. This reflects the increasing opportunities for co-ordination between activities both nationally and internationally. The Group also works with well over 100 clients in 6 or more countries.

The Group estimates that more than 20% of new assignments in the first half of the year were generated through the joint development of opportunities by two or more Group companies.

Current Progress and Future Prospects
-------------------------------------

The Group's financial performance in the first half of the year mirrored the difficult economic conditions. Like-for-like revenue decline in the first half of 2002, of over 8% (July like-for-like revenues were down over 4%), exceeded the budgeted decline of almost 5%. However, a pre-goodwill and impairment operating margin of 13% was achieved, better than a budgeted 12.5%, due principally to the reduction in and the variability of staff costs.

                                                                     WPP/page 7

Functionally, information and consultancy and advertising and media investment management continued to be less affected, although information and consultancy has been affected more recently. Public relations and public affairs, branding and identity, healthcare and specialist communications have been most affected, although some branding and identity, direct and healthcare operations have held up better and public relations and public affairs have started to improve their operating margins.

The recession, which seemed to start in the United States in the fourth quarter of 2000, has now been in existence for almost two years. It was materially heightened by the tragic events of 11 September 2001, almost a year ago. Given the impact of the terrorist attack in New York on the second half of last year, most people felt that the second half of this year would witness an improvement in general market conditions, particularly given easier comparative figures. Recent stockmarket declines in the past few months have heightened concerns about corporate profitability and consumer confidence and have raised the possibility of an economic "double-dip". It has become apparent that any significant improvement could be delayed still further and that even improvements in comparative performance could be relatively mild. It seems unlikely that significantly improved performance will occur in 2002 and that any recovery will have to await 2003 or, perhaps, even more likely 2004, when the US Presidential Election and the Athens Olympics will begin to have a positive effect, at least on media markets. Given these conditions, even achieving last year's operating margins of 14% in 2002 will be difficult.

Plans, budgets and forecasts of revenues will continue to be made on a conservative basis and considerable attention is still being focused on achieving margin and staff cost to revenue or gross margin targets. Margins continue to be strong in important parts of the business. For example, the combined operating margins of our advertising and media investment management sector, are still almost 16%. Geographically, North American operating margins are also 16%. In addition to influencing absolute levels of cost, the initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group's cost base. This has become increasingly important as economic activity stalls.

The Group continues to improve co-operation and co-ordination between companies in order to add value to our clients' businesses and our people's careers, an objective which has been specifically built into short-term incentive plans. Particular emphasis and success has been achieved in the areas of media investment management, healthcare, privatisation, new technologies, new markets, retailing, internal communications, hi-tech, financial services and media and entertainment.

                                                                     WPP/page 8

The Group continues to concentrate on its strategic objectives of improving operating profits by 10-15% per annum; improving operating margins by half to one margin point per annum or more depending on revenue growth; improving staff cost to revenue or gross margin ratios by 0.6 margin points per annum or more depending on revenue growth; converting 25-33% of incremental revenue to profit and growing revenue faster than industry averages and encouraging co-operation among Group companies.

In addition to introducing greater flexibility into its cost structure, the Group is competitively well positioned to weather current economic uncertainty because of its strong and stable financial position, its geographic spread, its consistent new business record and its competitive strength in information and consultancy, public relations and public affairs, branding and identity, healthcare and specialist communications - particularly as clients decide to spend an increasing proportion of their marketing budgets on "below-the-line" activities.








For further information:

Sir Martin Sorrell}
Paul Richardson   }        44-20-7408-2204
Feona McEwan      }        1-212-632-2301


www.wppinvestor.com
-------------------

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company's registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company's independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.

                                                                                                                        WPP/page 9
                                                   Appendix I
                  Unaudited consolidated interim results for the six months ended 30 June, 2002

                                          Notes         Six months     Six months                          Constant           Year
                                                          ended 30       ended 30                          Currency          Ended
                                                         June 2002      June 2001            +/(-)            +/(-)    31 December
                                                                        Restated2                                             2001
                                                          (pound)m       (pound)m                %                %       (pound)m
                                                                                                           (note 3)
----------------------------------------------------------------------------------------------------------------------------------
Turnover (gross billings)                                  8,779.9        8,961.0           (2.0)%           (0.4)%       20,886.9
----------------------------------------------------------------------------------------------------------------------------------
Revenue                                           4        1,959.8        1,997.0           (1.9)%           (0.3)%        4,021.7
----------------------------------------------------------------------------------------------------------------------------------
Gross profit                                               1,849.1        1,889.5           (2.1)%           (0.6)%        3,789.7
Operating costs:
    Operating costs excluding goodwill                   (1,611.0)      (1,625.8)             0.9%             0.7%      (3,269.4)
    Goodwill amortisation and impairment          8         (36.7)          (4.8)         (664.6)%         (719.2)%         (14.8)
----------------------------------------------------------------------------------------------------------------------------------

Total operating costs                                    (1,647.7)      (1,630.6)           (1.0)%           (2.7)%      (3,284.2)
----------------------------------------------------------------------------------------------------------------------------------
Operating profit                                             201.4          258.9          (22.2)%          (21.5)%          505.5
Income from associates                                        15.8           21.0          (24.8)%          (22.3)%           40.8
----------------------------------------------------------------------------------------------------------------------------------
Profit  on ordinary activities before interest,
taxation, investment gains and write-downs                   217.2          279.9          (22.4)%          (21.5)%          546.3
Net gain on disposal of investments                              -              -                -                -            6.8
Amounts written off fixed asset investments                      -              -                -                -         (70.8)
Net interest payable and similar charges                    (43.5)         (32.1)          (35.5)%          (38.8)%         (71.3)
----------------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities before taxation                173.7          247.8          (29.9)%          (29.3)%          411.0
Tax on profit on ordinary activities              5         (53.4)         (74.3)            28.1%            36.4%        (126.1)
----------------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities after taxation                 120.3          173.5          (30.7)%          (26.3)%          284.9
Minority interests                                           (6.0)          (6.2)             3.2%             3.2%         (13.7)

----------------------------------------------------------------------------------------------------------------------------------
Profit attributable to ordinary share owners                 114.3          167.3          (31.7)%          (27.1)%          271.2
Ordinary dividends                                6         (20.0)         (16.4)            22.0%            22.0%         (51.6)
----------------------------------------------------------------------------------------------------------------------------------
Retained profit for the period                                94.3          150.9          (37.5)%          (32.7)%          219.6
----------------------------------------------------------------------------------------------------------------------------------
PBIT1                                             4          253.9          284.7          (10.8)%           (9.4)%          561.1
PBIT1 margin                                                 13.0%          14.3%                                            14.0%

PBT1                                                         210.4          252.6          (16.7)%          (15.5)%          489.8
----------------------------------------------------------------------------------------------------------------------------------
Headline earnings per share3
Basic earnings per ordinary share                 7          13.6p          15.7p          (13.4)%           (8.5)%          31.8p
Diluted earnings per ordinary share               7          13.2p          15.0p          (12.0)%           (7.0)%          30.6p
----------------------------------------------------------------------------------------------------------------------------------
Standard earnings per share
Basic earnings per ordinary share                 7          10.3p          15.3p          (32.7)%          (28.3)%          24.6p
Diluted earnings per ordinary share               7          10.0p          14.6p          (31.5)%          (26.9)%          23.7p
----------------------------------------------------------------------------------------------------------------------------------
Headline earnings per ADR3,4
Basic earnings per ADR                                       $0.98          $1.13          (13.3)%           (8.5)%          $2.29
Diluted earnings per ADR                                     $0.95          $1.08          (12.0)%           (7.0)%          $2.20
----------------------------------------------------------------------------------------------------------------------------------
Standard earnings per ADR4
Basic earnings per ADR                                       $0.74          $1.10          (32.7)%          (28.3)%          $1.77
Diluted earnings per ADR                                     $0.72          $1.05          (31.4)%          (26.9)%          $1.71
----------------------------------------------------------------------------------------------------------------------------------

1 PBIT: profit on ordinary activities before interest and taxation, excluding goodwill amortisation and impairment, investment gains and write downs.
   PBT: profit on ordinary activities before taxation, excluding goodwill amortisation and, impairment, investment gains and write downs.
2 The profit and loss account for the six months ended 30 June 2001 has been restated as a result of the implementation of FRS17 (Retirement Benefits) in the Group's 2001 financial statements.
3 Headline earnings per ordinary share and ADR exclude goodwill amortisation and impairment, investment gains and write downs.
4 These figures have been translated for convenience purposes only, using the profit and loss exchange rates shown in Note 3.


                                                                                                                       WPP /page 10
                                                     WPP GROUP PLC
              Unaudited summary interim consolidated cash flow statement for the six months ended 30 June, 2002
----------------------------------------------------------------------------------------------------------------------------------
                                                                    Six months ended       Six months ended             Year ended
                                                                       30 June 2002            30 June 2001       31 December 2001
                                                                                                  Restated1

                                                                            (pound)m               (pound)m               (pound)m
----------------------------------------------------------------------------------------------------------------------------------
Reconciliation of operating profit to
net cash inflow/(outflow) from operating activities:
Operating profit                                                               201.4                  258.9                  505.5
Depreciation, amortisation and impairment charges                               96.2                   58.7                  124.7
Movements in working capital                                                 (199.7)                (295.8)                (166.4)
Movements in provisions, other debtors and creditors                          (52.8)                (199.8)                (289.9)
----------------------------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from operating activities                             45.1                (178.0)                  173.9
Dividends received from associates                                               4.4                    5.0                   14.7
Returns on investments and servicing of finance                               (48.5)                 (30.5)                 (56.4)
United Kingdom and overseas tax paid                                          (43.6)                 (34.9)                 (77.5)
Purchase of tangible fixed assets                                             (34.0)                 (62.1)                (118.1)
Purchase of own shares by ESOP Trust                                          (67.9)                 (69.7)                (103.3)
Other movements                                                                  1.8                    1.6                    4.2
----------------------------------------------------------------------------------------------------------------------------------
Capital expenditure and financial investment                                 (100.1)                (130.2)                (217.2)
Cash consideration for acquisitions                                          (202.1)                (282.2)                (692.8)
Cash/(overdrafts) acquired                                                      58.0                   18.4                 (21.1)
Purchases of other investments                                                 (2.0)                  (5.2)                 (43.2)
Proceeds from disposal of other investments                                      3.3                      -                   26.8
----------------------------------------------------------------------------------------------------------------------------------
Total acquisitions                                                           (142.8)                (269.0)                (730.3)
Equity dividends paid                                                              -                      -                 (44.4)
----------------------------------------------------------------------------------------------------------------------------------
Net cash outflow before management of
liquid resources and financing                                               (285.5)                (637.6)                (937.2)
Management of liquid resources                                                  43.7                (202.5)                 (76.8)
Financing
Repayment of drawings on bank loans                                          (116.2)                (262.1)                (175.3)
Eurobond issue proceeds                                                            -                  614.1                  614.1
Convertible bond issue proceeds                                                450.0                      -                      -
Financing costs                                                                (9.0)                      -                  (8.8)
Proceeds from issue of shares                                                   20.5                   46.0                   69.0
----------------------------------------------------------------------------------------------------------------------------------
Net cash inflow from financing                                                 345.3                  398.0                  499.0
----------------------------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash and overdrafts
for the period                                                                 103.5                (442.1)                (515.0)
Translation difference                                                           6.1                    8.8                   10.7
Balance of cash and overdrafts at beginning
of period                                                                      265.7                  770.0                  770.0

----------------------------------------------------------------------------------------------------------------------------------
Balance of cash and overdrafts at end of period                                375.3                  336.7                  265.7
----------------------------------------------------------------------------------------------------------------------------------
Reconciliation of net cash flow to movement in net debt:

Increase/(decrease) in cash and overdrafts
for the period                                                                 103.5                (442.1)                (515.0)

Cash (inflow)/outflow from increase in liquid resources                       (43.7)                 202.5                    76.8
Cash inflow from debt financing                                              (324.9)                (351.9)                (430.0)
Other movements                                                                (3.9)                  (0.2)                  (1.1)
Translation difference                                                         (6.1)                  (3.8)                    8.8
----------------------------------------------------------------------------------------------------------------------------------
Movement of net debt in the period                                           (275.1)                (595.5)                (860.5)
Net debt at beginning of period                                              (885.1)                 (24.6)                 (24.6)
----------------------------------------------------------------------------------------------------------------------------------
Net debt at end of period (Note 11)                                        (1,160.2)                 (620.1)                (885.1)
----------------------------------------------------------------------------------------------------------------------------------

1 Restated as a result of the implementation of FRS 17 (Retirement Benefits) in the Group's 2001 financial statements.

                                                                                                                        WPP/page 11
                                                         WPP GROUP PLC
                                   Unaudited consolidated balance sheet as at 30 June, 2002

-------------------------------------------------------------------------------------------------------------------------------
                                                                      30 June            30 June           31 December
                                                     Notes               2002               2001                  2001
                                                                                       Restated1
                                                                     (pound)m           (pound)m              (pound)m
-------------------------------------------------------------------------------------------------------------------------------
Fixed assets
Intangible assets:
   Corporate brands                                                     950.0              950.0                 950.0
   Goodwill                                             8             4,452.2            3,665.3               4,439.9
                                                                      -------            -------               -------
                                                                      5,402.2            4,615.3               5,389.9
Tangible assets                                                         396.9              421.6                 432.8
Investments                                              8              635.8              638.9                 553.5
-------------------------------------------------------------------------------------------------------------------------------
                                                                      6,434.9            5,675.8               6,376.2
Current assets
Stocks and work in progress                                             328.5              332.5                 236.9
Debtors                                                               2,420.2            2,298.5               2,391.8
Debtors within working capital facility:
  Gross debts                                                           409.5              422.4                 331.0
  Non-returnable proceeds                                             (229.1)            (245.0)                (82.5)
                                                                      -------            -------               -------
                                                                        180.4              177.4                 248.5
Current asset investments                                                33.1              202.5                  76.8
Cash at bank and in hand                                                690.6              581.1                 585.6
-------------------------------------------------------------------------------------------------------------------------------
                                                                      3,652.8            3,592.0               3,539.6
Creditors:  amounts falling due within one year          9          (4,038.8)          (4,006.8)             (4,322.0)
-------------------------------------------------------------------------------------------------------------------------------
Net current liabilities                                               (386.0)            (414.8)               (782.4)
-------------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                 6,048.9            5,261.0               5,593.8

Creditors:  amounts falling due after more than
one year (including convertible loan notes)             10          (2,016.6)          (1,555.2)             (1,711.5)
Provisions for liabilities and charges                                (106.5)             (94.4)               (106.1)
-------------------------------------------------------------------------------------------------------------------------------
Net assets excluding pension provision                                3,925.8            3,611.4               3,776.2

Pension provision                                        2            (135.3)             (87.7)               (135.3)
-------------------------------------------------------------------------------------------------------------------------------
Net assets including pension provision                                3,790.5            3,523.7               3,640.9
-------------------------------------------------------------------------------------------------------------------------------
Capital and reserves
Called up share capital                                                 115.6              113.8                 115.0
Reserves                                                              3,629.6            3,382.0               3,484.8
-------------------------------------------------------------------------------------------------------------------------------
Equity share owners' funds                                            3,745.2            3,495.8               3,599.8
Minority interests                                                       45.3               27.9                  41.1
-------------------------------------------------------------------------------------------------------------------------------
Total capital employed                                                3,790.5            3,523.7               3,640.9
-------------------------------------------------------------------------------------------------------------------------------

1 The balance sheet at 30 June 2001 has been restated as a result of the implementation of FRS17 (Retirement Benefits) in the Group's
  2001financial statements.

                                                                                                                   WPP/page 12
                                                         WPP GROUP PLC
           Unaudited statement of consolidated total recognised gains and losses for the period ended 30 June, 2002

                                                  Six months ended          Six months ended                Year ended
                                                     30 June 2002               30 June 2001          31 December 2001
                                                                                   Restated1
                                                          (pound)m                  (pound)m                  (pound)m
-------------------------------------------------------------------------------------------------------------------------------
Profit for the period                                        114.3                     167.3                     271.2
Exchange adjustments on foreign currency net
investments                                                   29.8                    (62.9)                    (80.6)

Actuarial loss on defined benefit pension schemes in
accordance with FRS 17 (Retirement benefits)                     -                         -                    (43.0)
-------------------------------------------------------------------------------------------------------------------------------

Total recognised gains and losses relating to the period     144.1                     104.4                     147.6
Prior year adjustment on implementation of FRS 17
(Retirement Benefits)                                            -                     (2.6)                     (2.6)
-------------------------------------------------------------------------------------------------------------------------------

Total gains and losses recognised during the period          144.1                     101.8                     145.0
-------------------------------------------------------------------------------------------------------------------------------


         Unaudited reconciliation of movements in consolidated share owners' funds for the period ended 30 June, 2002

                                                  Six months ended          Six months ended                Year ended
                                                      30 June 2002             30 June 2001           31 December 2001
                                                                                   Restated1
                                                          (pound)m                  (pound)m                  (pound)m
-------------------------------------------------------------------------------------------------------------------------------
Profit for the period                                        114.3                     167.3                    271.2
Ordinary dividends payable                                  (20.0)                    (16.4)                   (51.6)
-------------------------------------------------------------------------------------------------------------------------------
                                                              94.3                     150.9                    219.6
Exchange adjustments on foreign currency
net investments                                               29.8                    (62.9)                   (80.6)

Ordinary shares issued in respect of acquisitions              0.5                         -                     64.7

Share issue costs charged to merger reserve                      -                         -                    (1.0)
Other share issues                                            20.8                      37.9                     68.2
Actuarial loss on defined benefit schemes                        -                         -                   (43.0)
Write back of goodwill on disposal of interest in
associate undertaking                                            -                         -                      2.0
-------------------------------------------------------------------------------------------------------------------------------
Net additions to share owners' funds                         145.4                     125.9                    229.9
Opening share owners' funds                                3,599.8                   3,369.9                  3,369.9
-------------------------------------------------------------------------------------------------------------------------------
Closing share owners' funds                                3,745.2                   3,495.8                  3,599.8
-------------------------------------------------------------------------------------------------------------------------------

1 Both the statement of consolidated recognised gains and losses and reconciliation of movements in consolidated share owners' funds, for the six months ended 30 June 2001, have been restated as a result of the implementation of FRS17 (Retirement Benefits) in the Group's 2001 financial statements.

                                                                    WPP/page 13

                                  WPP GROUP PLC

  Notes to the unaudited consolidated interim financial statements (Notes 1-12)

1.       Basis of accounting

The unaudited consolidated interim financial statements are prepared under the historical cost convention.

2.       Accounting policies

The unaudited consolidated interim financial statements comply with relevant accounting standards and have been prepared using accounting policies set out on pages 58 and 59 of the Group's 2001 Annual Report and Accounts.

The policies set out in the 2001 Annual Report and Accounts are in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP).

FRS 17 "Retirement benefits"

As disclosed in the 2001 Annual Report and Accounts, the Group accounts for pension costs and retirement benefits in accordance with FRS 17. This requires an annual actuarial assessment of the defined benefit pension schemes, which is carried out by the Group's independent actuarial advisers. In the six months ended 30 June 2002 the Group has charged the profit and loss account with (pound)7.1 million of service cost and (pound)2.5 million of notional interest in respect of defined benefit schemes on the basis of the 2001 actuarial assessment. This will be updated during the second half of the year, and any actuarial gains and losses arising on pension assets and liabilities in the balance sheet will be shown in the statement of total recognised gains and losses for 2002.

Statutory information and audit review

The results for the six months to 30 June 2002 and 2001 do not constitute statutory accounts. The statutory accounts for the year ended 31 December 2001 received an unqualified auditors' report and have been filed with the Registrar of Companies. The interim financial statements are unaudited but have been reviewed by the auditors and their report to the directors is set out on page 20.

3.       Currency conversion

The 2002 unaudited consolidated interim profit and loss account is prepared using, among other currencies, an average exchange rate of US$1.4441 to the pound (period ended 30 June, 2001: US$1.4397; year ended 31 December, 2001 US$1.4401). The unaudited consolidated interim balance sheet as at 30 June, 2002 has been prepared using the exchange rate on that day of US$1.5279 to the pound (period ended 30 June, 2001: US$1.4116; year ended 31 December, 2001:
US$1.4542).

The unaudited consolidated interim profit and loss account and balance sheet are presented in Euros in Appendix II for illustrative purposes. The unaudited consolidated interim profit and loss account has been prepared using an average exchange rate of (euro)1.6096 to the pound (period ended 30 June, 2001:
(euro)1.6042; year ended 31 December 2001: (euro)1.6086). The unaudited consolidated interim balance sheet at 30 June, 2002 has been prepared using the exchange rate on that day of (euro)1.5435 to the pound (period ended 30 June, 2001: (euro)1.6659; year ended 31 December, 2001: (euro)1.6322).

The constant currency percentage changes shown on the face of the profit and loss account have been calculated by applying 2002 exchange rates to the results for 2001 and 2002 for both the Sterling and Euro financial statements.

                                                                                                                     WPP/page 14

                                  WPP GROUP PLC

4.       Segmental Analysis

Reported contributions by geographical area were as follows:
--------------------------------------------------------------------------------------------------------------------------------
                                                                    30 June               30 June               31 December
                                                                       2002                 2001                       2001
                                                                                        Restated2
                                                                   (pound)m              (pound)m                  (pound)m
--------------------------------------------------------------------------------------------------------------------------------
Revenue
United Kingdom                                                        312.2                 300.4                     627.3
United States                                                         855.1                 917.2                   1,763.1
Continental Europe                                                    444.2                 412.3                     870.9
Canada, Asia Pacific, Latin America, Africa
& Middle East                                                         348.3                 367.1                     760.4
--------------------------------------------------------------------------------------------------------------------------------
                                                                    1,959.8               1,997.0                   4,021.7
--------------------------------------------------------------------------------------------------------------------------------
PBIT1
United Kingdom                                                         39.1                  39.4                      73.9
United States                                                         140.4                 154.2                     257.6
Continental Europe                                                     41.9                  47.7                     119.7
Canada, Asia Pacific, Latin America, Africa
 & Middle East                                                         32.5                  43.4                     109.9
--------------------------------------------------------------------------------------------------------------------------------
                                                                      253.9                 284.7                     561.1
--------------------------------------------------------------------------------------------------------------------------------

Reported contributions by operating sector were as follows:
--------------------------------------------------------------------------------------------------------------------------------
                                                                    30 June               30 June               31 December
                                                                       2002                  2001                      2001
                                                                                        Restated2
                                                                   (pound)m              (pound)m                  (pound)m
--------------------------------------------------------------------------------------------------------------------------------
Revenue
Advertising and media investment management                           896.0                 914.0                   1,841.5
Information and consultancy                                           298.4                 281.9                     590.3
Public relations and public affairs                                   232.9                 264.5                     502.1
Branding and identity, healthcare and specialist
communications                                                        532.5                 536.6                   1,087.8
--------------------------------------------------------------------------------------------------------------------------------
                                                                    1,959.8               1,997.0                   4,021.7
--------------------------------------------------------------------------------------------------------------------------------
PBIT1
Advertising and media investment management                           140.3                 158.1                     319.4
Information and consultancy                                            22.8                  27.2                      57.6
Public relations and public affairs                                    27.8                  28.9                      48.3
Branding and identity, healthcare and
specialist communications                                              63.0                  70.5                     135.8
--------------------------------------------------------------------------------------------------------------------------------
                                                                      253.9                 284.7                     561.1
--------------------------------------------------------------------------------------------------------------------------------

1 PBIT: Profit on ordinary activities before interest, taxation, goodwill amortisation and impairment, investment gains and write downs.
2 PBIT has been restated following the implementation of FRS17 (Retirement Benefits) in the Group's 2001 financial statements. The impact of this restatement on PBIT is to increase PBIT in the period ended 30 June 2001 from (pound)282.6 million to (pound)284.7 million.

                                                                  WPP/page 15

5.       Taxation

The Group tax rate on profit on ordinary activities before taxation, impairment and investment gains is 27% (30 June, 2001: 30%; year ended 31 December, 2001:
28%). The tax charge comprises:

                               Six months ended   Six months ended          Year ended
                                   30 June 2002       30 June 2001    31 December 2001
                                       (pound)m           (pound)m            (pound)m
Total current tax                          47.6               65.9               122.1
Total deferred tax                            -                  -               (5.5)
Share of associates tax                     5.8                8.4                16.4
                             ------------------- ------------------ -------------------
                                           53.4               74.3               133.0
Tax on investment gains                       -                  -               (6.9)
                             ------------------- ------------------ -------------------
Total tax on profits                       53.4               74.3               126.1
                             ------------------- ------------------ -------------------


6.       Ordinary Dividends

The Board has recommended an interim dividend of 1.73p (2000: 1.44p) per ordinary share. This is expected to be paid on 18 November 2002 to share owners on the register at 13 September 2002.

                                                  2002              2001

----------------------------------------------------------- -----------------
Ordinary dividend per share -
                            interim             1.73p             1.44p
                            final                   -             3.06p

Ordinary dividend per ADR-
                            interim             12.5c             10.4c
                            final                   -             22.0c
----------------------------------------------------------- -----------------


7.      Earnings per Share

        Basic and diluted earnings per share have been calculated in accordance with FRS14 "Earnings per Share".

(a) Headline basic earnings per share have been calculated using earnings of (pound)114.3 million (period ended 30 June 2001: (pound)167.3 million; year ended 31 December 2001: (pound)271.2 million), and adjusted for goodwill amortisation and impairment, investment gains and write downs of (pound)36.7 million (period ended 30 June 2001: (pound)4.8 million; year ended 31 December 2001: (pound)78.8 million). The weighted average number of shares in issue for the six months to 30 June 2002 was 1,112,746,764 shares (period ended 30 June 2001; 1,095,532,290 shares;
        year ended 31 December 2001: 1,101,937,750 shares).

                                                                    WPP/page 16



(b) Headline diluted earnings per share have been calculated using earnings of(pound)114.3 million (period ended 30 June 2001:(pound)167.3 million; year ended 31 December 2001:(pound)271.2 million) and adjusted for goodwill amortisation and impairment, investment gains and write downs of(pound)36.7 million (period ended 30 June 2001:(pound)4.8 million; year ended 31 December 2001:(pound)78.8 million). The weighted average number of shares used was 1,141,408,177 shares (period ended 30 June 2001: 1,157,794,496 shares, year ended 31 December 2001: 1,157,080,255 shares). This takes into account the exercise of employee share options where these are expected to dilute earnings and convertible debt. For the six months ended 30 June 2002 both the $287.5 million convertible loan note and the(pound)450 million convertible bond were accretive to earnings and therefore excluded from the calculation. For the six months ended 30 June 2001 and the year ended 31 December 2001 the $287.5 million convertible bond was dilutive and earnings were consequently adjusted by(pound)1.8 million and(pound)3.6 million respectively for the purposes of this calculation.

(c) Standard basic earnings per share have been calculated using earnings of (pound)114.3 million (period ended 30 June 2001: (pound)167.3 million; year ended 31 December 2001: (pound)271.2 million) and weighted average shares in issue during the period of 1,112,746,764 shares (period ended 30 June 2001; 1,095,532,290 shares; year ended 31 December 2001:
        1,101,937,750 shares).

(d) Standard diluted earnings per share have been calculated using earnings of(pound)114.3 million (period ended 30 June 2001:(pound)167.3 million; year ended 31 December 2001:(pound)271.2 million). The weighted average number of shares used was 1,141,408,177 shares (period ended 30 June 2001: 1,157,794,496 shares; year ended 31 December 2001: 1,157,080,255 shares). This takes into account the exercise of employee share options where these are expected to dilute earnings and convertible debt. For the six months ended 30 June 2002 both the $287.5 million convertible loan note and the(pound)450 million convertible bond were accretive to earnings and therefore excluded from the calculation. For the six months ended 30 June 2001 and the year ended 31 December 2001 the $287.5 million convertible bond was dilutive and earnings were consequently adjusted by(pound)1.8 million and(pound)3.6 million respectively for the purposes of this calculation

(e)     At 30 June 2002 there were 1,156,151,790 ordinary shares in issue.

                                                                   WPP/page 17


8.      Goodwill and acquisitions

During the period, the Group charged (pound)12.7 million (30 June 2001:
(pound)4.8 million and 31 December 2001: (pound)14.8 million) of goodwill amortisation and (pound)24.0 million (30 June 2001: (pound)Nil and 31 December 2001: (pound)Nil) of impairment to the profit and loss account, a total of (pound)36.7 million.

The impairment charge relates to a number of first generation businesses in the branding and identity, healthcare and specialist communications sector, which in the current economic climate are under performing. The Directors will reassess the need for any further impairment write downs at the year end.

The directors continue to assess the useful life of goodwill arising on acquisitions. Gross goodwill of (pound)415.3 million is subject to amortisation over periods of up to 20 years.

Goodwill on subsidiary undertakings increased by (pound)12.3 million in the period. This includes both goodwill arising on acquisitions completed in the period ended 30 June 2002 and also reforecasts to goodwill relating to acquisitions completed in prior periods. Acquisitions of associate undertakings gave rise to a further (pound)2.5 million of goodwill, which is included in investments.

These acquisitions do not have a significant impact on the Group's results for the six months to 30 June 2002.

Cash paid in respect of acquisitions was (pound)202.1 million (period ended 30 June, 2001: (pound)282.2 million and year ended 31 December 2001: (pound)692.8 million). This includes initial cash consideration and payment of consideration resulting from acquisitions in prior years.

Future anticipated payments to vendors in respect of earnouts, totalled (pound)227.9 million (30 June, 2001: (pound)254.3 million; 31 December 2001:
(pound)288.2 million), based on the directors' best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors' estimates.

                                                                   WPP/page 18



9.       Creditors:  amounts falling due within one year

The following are included in creditors falling due within one year:

                                            30 June            30 June         31 December
                                               2002               2001                2001
                                               ----               ----                ----
                                           (pound)m           (pound)m            (pound)m
Bank loans and overdrafts                     350.2              316.4               319.9
Trade creditors                             2,353.9            2,361.3             2,506.2
Corporate income tax payable                   47.7               74.1                51.3
Deferred income                               301.8              266.2               322.2
Earnouts (note 8)                              59.0               70.6               103.1
Other creditors and accruals                  926.2              918.2             1,019.3
                                   ----------------- ------------------ -------------------
                                            4,038.8            4,006.8             4,322.0
                                   ----------------- ------------------ -------------------

Overdraft balances included within bank loans and overdrafts amount to(pound)315.3 million (30 June, 2001:(pound)244.4 million; 31 December, 2001:(pound)319.9 million).


10.      Creditors:  amounts falling due after more than one year

The following are included in creditors falling due after more than one year:

                                           30 June            30 June         31 December
                                              2002               2001                2001
                                              ----               ----                ----
                                          (pound)m           (pound)m            (pound)m
Corporate bonds, convertible loan
notes and bank loans                       1,533.7            1,087.3             1,227.6
Corporate income taxes payable               227.4              217.8               222.2
Earnouts (note 8)                            168.9              183.7               185.1
Other creditors and accruals                  86.6               66.4                76.6
                                     -------------- ------------------ -------------------
                                           2,016.6            1,555.2             1,711.5
                                     -------------- ------------------ -------------------

The following table sets out the directors' best estimates of future earnout related obligations:

 Within 1 year    1 - 2 years     3 - 5 years    Over 5 years           Total
  (pound)59.0m   (pound)57.5m    (pound)98.6m    (pound)12.8m   (pound)227.9m


The corporate bonds, convertible loan notes, bank loans and overdrafts included within short and long term creditors fall due for repayment as follows:

                                           30 June            30 June         31 December
                                              2002               2001                2001
                                              ----               ----                ----
                                          (pound)m           (pound)m            (pound)m
Within one year                              350.2              316.4               319.9
Between 1 and 2 years                        227.6               74.9               221.7
Between 3 and 5 years                        824.5              553.8               546.0
Over 5 years                                 481.6              458.6               459.9
                                  ----------------- ------------------ -------------------
                                           1,883.9            1,403.7             1,547.5
                                  ----------------- ------------------ -------------------

                                                                   WPP/page 19


11.      Net debt

                                          30 June            30 June         31 December
                                             2002               2001                2001
                                             ----               ----                ----
                                         (pound)m           (pound)m            (pound)m
Cash at bank and in hand                    690.6              581.1               585.6
Current asset investments                    33.1              202.5                76.8
Bank loans and overdrafts due
within one year (note 9)                  (350.2)            (316.4)             (319.9)
Corporate bond and loans due
after one year (note 10)                (1,533.7)          (1,087.3)           (1,227.6)
                                  ---------------- ------------------ -------------------
Net debt                                (1,160.2)            (620.1)             (885.1)
                                  ---------------- ------------------ -------------------

During the period, the Group completed the issue of (pound)450 million of 2% convertible bonds due April 2007. Net proceeds of the offering were used to reduce drawings on credit facilities.

12.      Contingent liabilities in respect of option agreements

WPP has entered into agreements with certain shareowners of partially owned subsidiaries and associate companies to acquire additional equity interests. These agreements typically contain options requiring WPP to purchase their shares at specified times up to 2009 on the basis of average earnings both before and after the exercise of the option.

All arrangements contain clauses that cap the maximum amount payable by WPP. The table below shows the illustrative amounts that would be payable by WPP in respect of these options, on the basis of the relevant companies' current financial performance, if all the options had been exercised at 30 June 2002.

                            Currently      Not Currently               TOTAL
                          Exercisable        Exercisable
                             (pound)m           (pound)m            (pound)m
Subsidiaries                      7.5               24.6                32.1
Associates                       18.4                9.3                27.7
                   ------------------- ------------------ -------------------
Total                            25.9               33.9                59.8
                   ------------------- ------------------ -------------------

13.      Share options - illustrative charge

Appendix III illustrates the impact on WPP were it to adopt an approach to expensing the weighted average fair value of options consistent with current United States transitional guidelines contained within FAS 123, adopting a Black Scholes valuation model. This would give rise to a charge to operating profit of (pound)1.3million ((pound)0.9 million after taxation) for the period ended 30 June 2002 in respect of executive share options granted in 2002.

On a proforma basis, had WPP adopted a policy of charging the weighted average fair value of options to the profit and loss account over the vesting period of each options grant, adopting a Black Scholes basis of valuation, then the resulting charge to operating profit would be (pound)10.0 million ((pound)7.0 million after taxation or 5% of headline earnings) for the six months ended 30 June 2002, (pound)6.3 million ((pound)4.4 million after taxation or 5% of headline earnings) for the six months ended 30 June 2001, and (pound)14.2 million ((pound)9.9 million after taxation or 5% of headline earnings) for the year ended 31 December 2001.

The following assumptions have been made in determining the fair value of options granted in the year:

UK Risk-free rate          5.19%
US Risk-free rate          4.20%
Expected life              48 months
Expected volatility        45%
Dividend yield             0.6%

                                                                   WPP/page 20

                   INDEPENDENT REVIEW REPORT TO WPP GROUP PLC
                   ------------------------------------------

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2002 which comprises the consolidated profit and loss account, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of total recognised gains and losses, and reconciliation of movements in consolidated share owners' funds and related notes 1 - 12. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reason for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

Deloitte & Touche
Chartered Accountants
London
20 August 2002

                                                                                                                 WPP/page 21
                                                WPP GROUP PLC
                                                 Appendix II
              Unaudited consolidated profit & loss account for the six months ended 30 June, 2002
                              Presented in Euros for illustrative purposes only

                                                                  Six months ended      Six months ended             Year ended
                                                                     30 June 2002           30 June 2001       31 December 2001
                                                                                               Restated2
                                                                           (euro)m               (euro)m                (euro)m
----------------------------------------------------------------------------------------------------------------------------------
Turnover (gross billings)                                                 14,132.1             14,375.2                33,598.7
----------------------------------------------------------------------------------------------------------------------------------
Revenue                                                                    3,154.5              3,203.6                 6,469.3
----------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                               2,976.3              3,031.1                 6,096.1
Operating costs:
    Operating costs excluding goodwill                                    (2593.0)            (2,608.1)               (5,259.2)
    Goodwill amortisation and impairment                                    (59.1)                (7.7)                  (23.8)
----------------------------------------------------------------------------------------------------------------------------------

Total operating costs                                                    (2,652.1)            (2,615.8)               (5,283.0)
----------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                             324.2                415.3                   813.1
Income from associates                                                        25.4                 33.7                    65.6
----------------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities before interest, taxation, investment
gains and write-downs                                                        349.6                449.0                   878.7
Net gain on disposal of investments                                                                   -                    10.9
Amounts written off fixed asset investments                                                           -                 (113.9)
Net interest payable and similar charges                                    (70.0)               (51.5)                 (114.7)
----------------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities before taxation                                279.6                397.5                   661.0
Tax on profit on ordinary activities                                        (85.9)              (119.2)                 (202.8)
----------------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities after taxation                                 193.7                278.3                   458.2
Minority interests                                                           (9.7)                (9.9)                  (22.0)
----------------------------------------------------------------------------------------------------------------------------------

Profit attributable to ordinary share owners                                 184.0                268.4                   436.2
Ordinary dividends                                                          (32.2)               (26.3)                  (83.0)
Retained profit for the period                                               151.8                242.1                   353.2
----------------------------------------------------------------------------------------------------------------------------------
PBIT1                                                                        408.7                456.7                   902.5
PBIT1 margin                                                                 13.0%                14.3%                   14.0%
PBT1                                                                         338.7                405.2                   787.8
----------------------------------------------------------------------------------------------------------------------------------
Headline earnings per share3
Basic earnings per ordinary share                                            21.9c                25.2c                   51.2c
Diluted earnings per ordinary share                                          21.2c                24.1c                   49.2c
----------------------------------------------------------------------------------------------------------------------------------
Standard earnings per share
Basic earnings per ordinary share                                            16.6c                24.5c                   39.6c
Diluted earnings per ordinary share                                          16.1c                23.4c                   38.1c
----------------------------------------------------------------------------------------------------------------------------------


1 PBIT: profit on ordinary activities before interest and taxation, excluding goodwill amortisation and impairment, investment gains and write downs.
   PBT: profit on ordinary activities before taxation, excluding goodwill amortisation and impairment, investment gains and write downs.
2 The profit and loss account for the six months ended 30 June 2001 has been restated as a result of the implementation of FRS17 (Retirement Benefits) in the Group's 2001 financial statements.
3 Headline earnings per ordinary share and ADR exclude goodwill amortisation and impairment, investment gains and write downs.

                                                                                                                   WPP/page 22

                                                    WPP GROUP PLC
                               Unaudited consolidated balance sheet as at 30 June, 2002
                                  Presented in Euros for illustrative purposes only

----------------------------------------------------------------------------------------------------------------------------------
                                                                      30 June 2002          30 June 2001       31 December 2001
                                                                                              Restated1
                                                                           (euro)m               (euro)m                (euro)m
----------------------------------------------------------------------------------------------------------------------------------
Fixed assets
Intangible assets:
  Corporate brands                                                         1,466.3               1,582.6                1,550.6
  Goodwill                                                                 6,872.0               6,106.0                7,246.8
                                                                           -------               -------                -------
                                                                           8,338.3               7,688.6                8,797.4

Tangible assets                                                              612.6                 702.3                  706.4
Investments                                                                  981.4               1,064.3                  903.4
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                                                                           9,932.3               9,455.2               10,407.2

Current assets
Stocks and work in progress                                                  507.0                 553.9                  386.7
Debtors                                                                    3,735.6               3,829.1                3,903.9
Debtors within working capital facility:
  Gross debts                                                                632.1                 703.7                  540.3
  Non-returnable proceeds                                                  (353.6)               (408.1)                (134.7)
                                                                           -------               -------                -------
                                                                             278.5                 295.6                  405.6
Current asset investments                                                     51.1                 337.3                  125.4
Cash at bank and in hand                                                   1,065.9                 968.1                  955.8
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                                                                           5,638.1               5,984.0                5,777.4
Creditors:  amounts falling due within one year                          (6,233.9)             (6,674.9)              (7,054.4)
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Net current liabilities                                                    (595.8)               (690.9)              (1,277.0)
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Total assets less current liabilities                                      9,336.5               8,764.3                9,130.2

Creditors:  amounts falling due after more than one year
(including convertible loan note)                                        (3,112.6)             (2,590.8)              (2,793.5)
Provisions for liabilities and charges                                     (164.4)               (157.3)                (173.2)
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Net assets excluding pension provision                                     6,059.5               6,016.2                6,163.5

Pension provision                                                          (208.9)               (146.1)                (220.8)
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Net assets including pension provision                                     5,850.6               5,870.1                5,942.7

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Capital and reserves
Called up share capital                                                      178.4                 189.6                  187.7
Reserves                                                                   5,602.3               5,634.1                5,687.9
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Equity share owners' funds                                                 5,780.7               5,823.7                5,875.6
Minority interests                                                            69.9                 46.54                  67.1
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Total capital employed                                                     5,850.6               5,870.1                5,942.7
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

1 Restated as a result of the implementation of FRS17 (Retirement Benefits) in the Group's 2001 financial statements

                                                                                                      WPP/page 23
                                                   Appendix III
To present the impact of US transitional guidelines on the expensing of share options, for illustrative purposes only
          Unaudited pro forma consolidated profit and loss account for the six months ended 30 June, 2002
                                                             Six months     Six months            Year
                                                               ended 30       ended 30           Ended
                                                              June 2002      June 2001     31 December
                                                                             Restated2            2001
                                                               (pound)m       (pound)m        (pound)m
-----------------------------------------------------------------------------------------------------------------
Turnover (gross billings)                                       8,779.9        8,961.0         20,886.9
-----------------------------------------------------------------------------------------------------------------
Revenue                                                         1,959.8        1,997.0          4,021.7
-----------------------------------------------------------------------------------------------------------------
Gross profit                                                    1,849.1        1,889.5          3,789.7
Operating costs:
    Operating costs excluding options and goodwill            (1,611.0)      (1,625.8)         (3,269.4)
    Fair value of share options                                   (1.3)              -                -
    Goodwill amortisation and impairment                         (36.7)          (4.8)           (14.8)
-----------------------------------------------------------------------------------------------------------------

Total operating costs                                         (1,649.0)      (1,630.6)        (3,284.2)
-----------------------------------------------------------------------------------------------------------------
Operating profit                                                  200.1          258.9            505.5
Income from associates                                             15.8           21.0             40.8
-----------------------------------------------------------------------------------------------------------------
Profit  on ordinary activities before interest,
taxation, investment gains and write-downs                        215.9          279.9            546.3
Net gain on disposal of investments                                   -              -              6.8

Amounts written off fixed asset investments                           -              -           (70.8)
Net interest payable and similar charges                         (43.5)         (32.1)           (71.3)
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Profit on ordinary activities before taxation                     172.4          247.8            411.0
Tax on profit on ordinary activities                             (53.0)         (74.3)          (126.1)
-----------------------------------------------------------------------------------------------------------------
Profit on ordinary activities after taxation                      119.4          173.5            284.9
Minority interests                                                (6.0)          (6.2)           (13.7)
-----------------------------------------------------------------------------------------------------------------
Profit attributable to ordinary share owners                      113.4          167.3            271.2
Ordinary dividends                                               (20.0)         (16.4)           (51.6)
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Retained profit for the period                                     93.4          150.9            219.6
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PBIT1                                                             252.6          284.7            561.1
PBIT1 margin                                                      12.9%          14.3%            14.0%
PBT1                                                              209.1          252.6            489.8
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Headline earnings per share3
Basic earnings per ordinary share                                 13.5p          15.7p            31.8p
Diluted earnings per ordinary share                               13.1p          15.0p            30.6p
-----------------------------------------------------------------------------------------------------------------
Standard earnings per share
Basic earnings per ordinary share                                 10.2p          15.3p            24.6p
Diluted earnings per ordinary share                                9.9p          14.6p            23.7p
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Headline earnings per ADR3,4
Basic earnings per ADR                                            $0.97          $1.13            $2.29
Diluted earnings per ADR                                          $0.95          $1.08            $2.20
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Standard earnings per ADR4
Basic earnings per ADR                                            $0.74          $1.10            $1.77
Diluted earnings per ADR                                          $0.71          $1.05            $1.71
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
1 PBIT: profit on ordinary activities before interest and taxation, excluding goodwill amortisation and impairment, investment gains and write downs.
   PBT: profit on ordinary activities before taxation, excluding goodwill amortisation and impairment, investment gains and write downs.
2 The profit and loss account for the six months ended 30 June 2001 has been restated as a result of the implementation of FRS17 (Retirement Benefits) in the Group's 2001 financial statements.
3 Headline earnings per ordinary share and ADR exclude goodwill amortisation and impairment, investment gains and write downs.
4 These figures have been translated for convenience purposes only, using the profit and loss exchange rates shown in Note 3.